January 10, 2023

VIA EDGAR

Ta Tanisha Meadows and Angela Lumley
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Comment Letter dated December 27, 2022 regarding
F45 Training Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 23, 2022
File No. 1-40590

Ladies and Gentlemen –

F45 Training Holdings Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission ( the “Commission”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 23, 2022. We have endeavored to respond fully to your comment. For your convenience, this letter is formatted to reproduce your comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business
Our Competitive Strength
Predictable, Asset-Light Model Driving Rapid Growth, page 6

1.We note you disclose the margin for Adjusted EBITDA. Please present with greater or equal prominence the comparable margin, net income/ (loss) margin, computed on a GAAP basis wherever this non-GAAP margin is presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures."

Response: The Company acknowledges the Staff’s comment and confirms that in future filings the Company will present any non-GAAP financial margin, including Adjusted EBITDA margin, along with the most directly comparable GAAP margin with equal or greater prominence, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures." Specifically, the Company will present the comparable GAAP measure of Net income (loss) margin with equal or greater prominence than the non-GAAP measure of Adjusted EBITDA margin.

We appreciate the opportunity to respond to your comment. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us, you can reach Patrick Grosso, the Company’s Chief Legal Officer, at (949) 322-3379 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

    Very truly yours,

/s/ Ben Coates
Interim Chief Executive Officer

cc:

Patrick Grosso
Chief Legal Officer
F45 Training Holdings, Inc.

Peter Wardle
Gibson, Dunn & Crutcher LLP